Mail Stop 7010
					July 12, 2005

via U.S. mail and Facsimile

Jerry A. Dukes
Chief Executive Officer and President
PW Eagle, Inc.
1550 Valley River Drive
Eugene, OR 97401

	Re:	PW Eagle, Inc.
Form S-3/A filed June 28, 2005
		File No. 333-124462

		Form 10-K for fiscal year ended December 31, 2004
		Form 10-Q for the quarter ended March 31, 2005
		Form 8-K dated July 1, 2005
		File No.  000-18050

Dear Mr. Dukes:

      We have the reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3/A filed June 28, 2005

Risk Factors, page 4
We have a significant amount of outstanding debt..., page 5

1. We note your response to prior comment three. We also note the statement on page six that "PW Eagle`s total current annual debt service obligation is approximately $11,045,000." Please revise to clarify whether this amount is provided on a consolidated or unconsolidated basis. If this amount is provided on an unconsolidated basis, please revise to include the amount of annual debt service obligation for US Poly.

2. Revise this discussion to state whether PW Eagle and US Poly were in compliance with the required financial covenants as of March
31,
2005.

MD&A - Critical Accounting Policies, page 21

3. We note your response to prior comment 17. Revise the risk factor related to your deferred tax asset in the current Form S-3 to disclose the amount of taxable income you are required to earn to fully realize your deferred tax asset and the time period over which you must earn it.

Note 2.  Acquisitions and Divestitures, page 32

4. We note your response to prior comment 20. Revise future filings to more fully address the facts and circumstances that lead to the change in your accounting for the investment in WL Plastics from the equity method to the cost method. It appears to us that this is a critical accounting policy and that additional disclosures are necessary. The additional disclosures should also address how you assess this investment for impairment.

Form 8-K dated July 1, 2005

5. Demonstrate to us that the recently completed disposition is not significant and that pro forma financial statements are not required in the current Form S-3. In addition, tell us the amount of any gain or loss you recognized as a result of this disposition.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, to Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3767 with any other questions.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Melodie R. Rose, Esq.
	Fredrikson & Byron, P.A.
	200 South Sixth Street
	Minneapolis, Minnesota 55402
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Jerry A. Dukes
PW Eagle, Inc.
July 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE